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September 27, 2019

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Donald Field and Justin Dobbie

Re:	Vaccinex, Inc. Registration Statement on Form S-3 Filed September 3, 2019 File No.: 333-233607

Ladies and Gentlemen:

On behalf of our client, Vaccinex, Inc. (the “Company”), we submit this letter in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on September 17, 2019 relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement on EDGAR (“Amendment No. 1”). Set forth below is the Staff’s comment in bold type, followed by the response submitted on behalf of the Company.

Registration Statement on Form S-3

General

1.

We note that your exclusive jurisdiction provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise to describe this provision and disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

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September 27, 2019

Company Response:

Article X of the Company’s Amended and Restated Certificate of Incorporation, which provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain actions, including derivative actions, expressly only applies to the fullest extent permitted by law. This provision therefore would not apply to suits arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The Company has updated the disclosure beginning on page 5 of Amendment No. 1 in response to the Staff’s comment and will acknowledge in risk factor disclosure in its future filings that the portion of this provision requiring the Court of Chancery of the State of Delaware to be the exclusive forum for certain suits would not apply with respect to suits arising under the Exchange Act.

Should the Staff have additional questions or comments concerning the foregoing, please do not hesitate to contact me at (410) 659-2778 or william.intner@hoganlovells.com.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:        Maurice Zauderer, Ph.D., Vaccinex, Inc.